Exhibit 12

CARNIVAL CORPORATION & PLC RATIO OF EARNINGS TO FIXED CHARGES (in millions, except ratios)

	Years Ended November 30,
	2016	2015	2014	2013	2012

Net income	$2,779	$1,757	$1,216	$1,055	$1,285
Income tax (benefit) expense, net	49	42	9	(6)	4
Income before income taxes	2,828	1,799	1,225	1,049	1,289
Fixed charges
Interest expense, net	223	217	288	319	336
Interest portion of rent expense (a)	22	23	21	20	19
Capitalized interest	26	22	21	15	17
Total fixed charges	271	262	330	354	372
Fixed charges not affecting earnings
Capitalized interest	(26)	(22)	(21)	(15)	(17)
Earnings before fixed charges	$3,073	$2,039	$1,534	$1,388	$1,644
Ratio of earnings to fixed charges	11.3x	7.8x	4.6x	3.9x	4.4x

(a) Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.